Exhibit (a)(9)

T-NETIX Reports the Filing of a Lawsuit
Tuesday February 17, 6:49 pm ET

DALLAS—(BUSINESS WIRE)—Feb. 17, 2004—T-NETIX, Inc. (Nasdaq:TNTX — News; the “Company” or “T-NETIX”) announced today that the Company and the members of the Company’s board of directors have been named as defendants in a purported stockholder class action lawsuit opposing a tender offer and merger transaction in which T-NETIX would be acquired by a third party.

On January 22, 2004, the Company announced that it had signed a definitive merger agreement with TZ Holdings, Inc. and TZ Acquisition, Inc. under which TZ Acquisition, Inc. has commenced a cash tender offer to acquire all of the outstanding common stock of the Company at a price of $4.60 per share. The tender offer would be followed by a merger of TZ Acquisition, Inc. with and into the Company. Stockholders of the Company who do not tender their shares of common stock in the tender offer, other than those who properly exercise their appraisal rights under Delaware law, would receive the same $4.60 per share cash price in the merger.

TZ Acquisition, Inc. and TZ Holdings, Inc. have also been named as defendants in the lawsuit.

The plaintiff in the lawsuit is alleging that the Company did not make adequate disclosure in certain of its SEC filings concerning the tender offer and the merger, as well as breach of fiduciary duties by the individual defendants. The Company and the individual defendants believe the lawsuit is without merit and intend to vigorously defend against it.

About T-NETIX, Inc.

T-NETIX is a leading provider of specialized telecommunications products and services, including security enhanced call processing, call validation and billing for the corrections communications marketplace. The Company provides its products and services to more than 1,400 private, local, county and state correctional facilities throughout the United States and Canada. We deliver these services through direct contracts with correctional facilities, and through contracts with some of the world’s leading telecommunications service providers, including Verizon, AT&T, SBC Communications, Qwest and Sprint. For additional news and information, visit the company’s web site at
www.t-netix.com.

Contact:

T-NETIX, Inc.
Richard E. Cree, 972-241-1535
rick.cree@t-netix.com
   or
Henry G. Schopfer III, 972-241-1535
hank.schopfer@t-netix.com
   or
Investor Relations
Terri Weiss, 972-236-1182
terri.weiss@t-netix.com